Exhibit 4.6
   The Marcus Corporation
   Shareholder DRIP Letter

                                STEPHEN H. MARCUS
                              Chairman of the Board
                             Chief Executive Officer

   August 30, 1996

   Dear Shareholder:

   We are pleased to introduce The Marcus Corporation's new Dividend Reinvestment Plan, a convenient and inexpensive way for shareholders to increase their investment in Marcus Corporation common stock. While our plan is entirely voluntary, it does represent the kind or systematic stock-purchase program used by many shareholders in achieving the long-term investment goals.

   The only requirement is that you own Marcus Corporation stock in your own name. If your shares are held by your broker in "street" name, by a bank trust department or other nominee, you may request the transfer of at least one share into your own name so you can participate. You may automatically reinvest dividends on all or a portion of shares you hold in your own name.

   Besides reinvesting quarterly dividends, you may purchase, entirely by mail, from $100 to $1,500 in additional common stock each month. There are no service charges, brokerage commissions or other costs involved with stock purchases, but you will be responsible for any fees or commissions when shares are sold. Account statements from Firstar Trust Company, administrator of the plan, should make recordkeeping simple. Cumulative statements are issued during each calendar year when there is activity in your account, including the reinvestment of dividends.

   Enclosed is a plan brochure and prospectus, which we encourage you to read carefully before making a decision. To enroll, you must complete the enclosed Shareholder Authorization Form and mail it in the enclosed postage-paid envelope to Firstar Trust. If you have any questions regarding enrollment or participation, please contact Firstar Trust at
   (414) 276-3737 or toll-free at (800) 637-7549.

   The first dividend reinvested under the plan is expected to be paid on November 15, 1996. If you wish to reinvest the November dividend, your Authorization Form must be received by Firstar Trust no later than October 23, 1996. If you wish to make an optional cash investment in November of 1996, your check or money order must arrive at Firstar Trust no later than November 11, 1996.

   All of us at The Marcus Corporation are enthusiastic about this new program for shareholders. We sincerely hope the plan will help you achieve your personal investment objectives. As always, thank you for your continuing support of The Marcus Corporation.

   Very truly yours,

   THE MARCUS CORPORATION

   Stephen H. Marcus
   Chairman and Chief Executive Officer